

May 12, 2011

Jeffery L. Bateman, Chief Executive Officer
Rocky Mountain Plantings Inc.
44140 CS 2710
Cyril, OK 73029

> **Re: Rocky Mountain Plantings Inc.**
> **Amendment No. 3 to Form 10**
> **Filed April 26, 2011**
> **File No. 000-54237**

Dear Mr. Bateman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Transactions, page 10

1. We note your response to comment 2 of our letter dated April 20, 2011, and we reissue it in part. Please provide us an analysis, including sufficient facts, as to why you believe Mr. Chun Lau is not a promoter. This analysis should include when and the circumstances of how Mr. Lau received his controlling interest in the Company. Your analysis should also describe how the Company was founded and who were the Company's founders. Further, please revise to provide the disclosure required by Item 404(c)(1) of Regulation S-K for Mr. Nelson. We note you only disclose the two note receivables from Mr. Nelson that were subsequently written off by the Company. Your disclosure should include a description of all transactions where Mr. Nelson received anything of value from the Company. Additionally, provide the disclosure required by Item 404(c)(2) of Regulation S-K for Mr. Davis. We may have further comment.

2.	We note that the company sold 5,000,000 shares to common stock to Jeffrey Bateman for $5,000. Please revise to address the transaction in this section.

Questions may be directed to Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or David Link at (202) 551-3356.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director